UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 21, 2008                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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                         NEWS RELEASE NOVEMBER 21, 2008


        ROCHESTER ANNOUNCES ANNUAL GENERAL MEETING RESULTS & JV AGREEMENT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES LTD. (TSXV: RCT; OTCBB: RCTFF AND FSE:
R5I) Dr. Alfredo Parra, President and CEO, is pleased to announce the results of the Company's Annual General Meeting of shareholders held on Wednesday, November 19, 2008. Messrs. Alfredo Parra, Nick DeMare, Marc Cernovitch, Lindsay Bottomer, Joseph Keane and Eduardo Luna were re-elected as directors for the ensuing year.

All items put forth at the meeting were approved by the shareholders, including an ordinary resolution to ratify the existing stock option plan.

At a directors meeting held subsequent to the shareholders meeting the directors appointed Mr. Alfredo Parra as President and Chief Executive Officer, Mr. Nick DeMare as Chairman, Mr. Jose Manuel Silva as Chief Financial Officer and Mr. Harvey Lim as Corporate Secretary.

The company is also pleased to announce that Joint Venture Agreements have been signed with E-Energy Ventures Inc. and Cooper Minerals Ltd. to each acquire an undivided 10% equity interest in Mina Real Mexico S.A. de C.V. and thereby acquire indirect interests in the Mina Real and Santa Fe Properties.

Pursuant to the Joint Venture Agreement, E-Energy Ventures Inc. and Cooper Minerals Ltd. will each have an Option to earn a 10% interest by each making payments of $1,475,000 and subscribing for 3,500,000 common shares of Rochester at a deemed price of $0.15 per share equaling $525,000 each.

Upon the exercise of the Option all Net Profit received by the Optionors from the Properties shall be divided on a 90% / 10% basis, between Optionor and Optionee, respectively. Furthermore the Optionee will be subject to a "Gross Overriding Advance Royalty" of $25,000 per month paid free and clear of any and all cost or expense incurred in connection with the operation of the Mina Real Property payable by the Optionor to Optionee.

Upon exercise of the Option by Optionee, the Optionee shall be deemed to have granted to the Optionor a Back-In Option, to re-acquire in whole and not in part the Equity Interest in Mina Real Mexico S.A. de C.V. The Back-In Option shall have a term of 3 years wherein:

     o    during year 1 the Back-In Option shall not be exercisable;
     o during year 2 the Back-In Option shall be exercisable by a cash payment of $2,075,000; and
     o during year 3 the Back-In Option shall be exercisable by a cash payment of $2,000,000.

A finders fee is payable on this placement and Joint Venture Agreement in cash, shares or warrants, or any combination of the foregoing.

The completion of the financings is subject to receipt of all applicable regulatory approvals and consents, including the approval of the TSX-V.

The proceeds of the financing will be used for the exploration and development of the Company's mineral properties and for general corporate purposes.

The Company may also elect to raise up to an additional $150,000 by way of private placement at $0.15.


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                                      -2-


"We are pleased to consummate this agreement during this challenging market environment. We believe this is reflective of the quality of the Rochester assets. The additional capital will allow us to further develop and produce from our Mina Real Project in a cost-effective and timely manner. We believe we will now have the capital necessary to reach our near term goals of producing positive cash-flow by accelerating our development and exploration programs while simultaneously executing on our long term mine plan by development and mining from multiple areas project-wide," stated Dr. Parra, President and CEO.

ABOUT ROCHESTER RESOURCES LTD.:

Rochester represents a pure-play in the exploration, development and production of high-grade gold and silver properties located in Nayarit, Mexico. The Company is a niche player in Mexico which has assembled an attractive portfolio of properties in the Sierra Madre Occidental Range. This is the largest epithermal precious metal region in the world, hosting the majority of Mexico's large tonnage gold and silver deposits.

Rochester is well positioned to advance its Projects and can very quickly become a significant player in Mexico. Rochester has a strong senior management team based in Mexico, a workforce in place to advance its projects through to mine development.


ON BEHALF OF THE BOARD                    INVESTOR INFORMATION CONTACT:

/s/ DR. ALFREDO PARRA                     Empire Communications Inc.
----------------------                    Tel: 604-484-0066
Dr. Alfredo Parra,                        Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, the Company has not conducted an independent feasibility study on the Mina Real project which may increase the risk that the planned operations are not economically viable. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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